Filed by F.N.B. Corporation

(Commission File No. 001-31940)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Parkvale Financial Corporation

(Commission File No. 0-17411)

The article below related to the merger between F.N.B. Corporation and Parkvale Financial Corporation was published in the Pittsburgh Post-Gazette newspaper on July 7, 2011. The article inadvertently stated that First National Bank of Pennsylvania (“FNB Bank”), FNB’s main operating subsidiary, intends to open a half-dozen new branches in the region. The article should have stated that FNB Bank intends to open three.

FNB strategy: ‘round out the franchise’

Its buy of Parkvale gives more branches

Thursday, July 07, 2011

By Patricia Sabatini, Pittsburgh Post-Gazette

Hermitage-based FNB Corp.’s pending deal to swallow Parkvale Savings of Monroeville will end up benefiting consumers who will gain access to a broader range of banking products and a more extensive branch and ATM network, the CEO of the Mercer County institution’s banking unit said.

“The depth of our product set is much greater” than Parkvale’s, including insurance offerings and “more robust” online banking and bill payment services, Vincent J. Delie Jr., CEO of First National Bank, said in an interview Tuesday. In addition, business customers will gain access to treasury management services and capital markets products, he said.

“Overall, whether you are a business or a consumer, you will benefit,” Mr. Delie said of the takeover, expected to close in the fourth quarter, which will vault No. 7 FNB ahead of First Niagara to the No. 3 retail banking spot in the Pittsburgh region behind PNC and Citizens.

For Parkvale’s some 400 employees, the situation is dicier.

FNB will be making big cost cuts at Parkvale to make the roughly $130 million all-stock deal—which a number of analysts have criticized as expensive—work.

Mr. Delie said it was too soon to say how many jobs would be lost, but that FNB would “make every effort to keep as many customer-facing people as we can.”

“Employees who have contact with clients, they are pretty safe,” he said.

Even though there will be branch consolidations, the impact on jobs should be minimized by normal attrition at FNB and the bank’s plans to open a half-dozen new branches in the region, he said.

As part of the merger, FNB also agreed to give Parkvale employees priority over outsiders for any open positions, said Mr. Delie, 46, who grew up on the North Side and joined FNB in 2005 after nearly 16 years with National City and its predecessor banks in Pittsburgh.

Mike Shafir, an analyst who follows FNB for Sterne Agee in New York, said getting rid of redundancies, including the cost of senior management, was essential to the transaction.

“The reality is, if you are buying an institution and you don’t feel like you can take out 25 to 30 percent in cost savings, you probably shouldn’t be doing the deal,” he said.

In its presentation to analysts when the acquisition was announced last month, FNB noted that 19 of 40 Parkvale branches in the seven-county Pittsburgh region were within one mile of an FNB branch. (Parkvale also has five offices in Ohio and two in West Virginia.)

Mr. Delie said the decision to consolidate wouldn’t be based solely on location.

Given Pittsburgh’s hilly terrain, “You can’t look at a map that is flat and say every branch in a mile will be consolidated,” he said.

Instead of closing an overlapping Parkvale office, an adjacent FNB branch could be closed instead, or both could remain open.

The decision will be based on customer needs and other factors, such as the age of the facility and amenities offered, Mr. Delie said.

Parkvale’s 68-year-old CEO, Robert J. McCarthy Jr., will not have an executive role after the merger, but will take a spot on FNB Corp.’s board.

He and three other top Parkvale executives, chief financial officer Gilbert Riazzi, senior vice president Thomas Ondek and senior vice president Gail Anwyll, are due to receive severance payments, known as golden parachutes, as part of their employment contracts when the takeover is completed.

Mr. McCarthy, who has been running Parkvale since 1984, is due a payout worth triple his annual salary plus bonus—or at least $2.1 million—plus other compensation, according to proxy materials.

The total amount of the executive payouts hasn’t been calculated, Ms. Anwyll said Wednesday.

Banks that still hold bailout money provided under the government’s Troubled Asset Relief Program during the financial crisis are barred from paying golden parachutes to departing executives.

But Parkvale plans to repay its nearly $32 million in TARP funds prior to closing, Ms. Anwyll said.

Mr. Delie said management at FNB, founded in Mercer County in 1864, and Parkvale, founded in 1943, had developed a relationship over the last few years.

After Parkvale decided to sell, the deal came together “in fairly short order,” he said, even though there were other bidders.

The transaction will nearly double FNB’s deposits in the seven-county Pittsburgh region, to $3.3 billion, and give it 101 branches, up from 61. Corporatewide, FNB will have $11.6 billion in assets, $8.9 billion in deposits and 282 offices.

Mr. Delie said Parkvale was attractive because it filled a major gap for FNB’s franchise in the eastern part of Pittsburgh.

“We felt strategically, it was one of the last opportunities for us to round out the franchise,” he said.

Patricia Sabatini:……………. or 412-263-3066

Copyright© 2011, Pittsburgh Post-Gazette

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Cautionary Statements Regarding Forward-Looking Information

Certain of the matters discussed in this communication constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These statements are based on the current expectations or predictions of F.N.B. Corporation (“FNB”) regarding its future financial or business performance or conditions and are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and FNB assumes no duty to update forward-looking statements.

In addition to factors previously disclosed in FNB’s and Parkvale Financial Corporation’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Parkvale Financial Corporation’s shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating FNB’s and Parkvale Financial Corporation’s businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of FNB’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additional Information About the Merger and Where to Find It

F.N.B. Corporation will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement/prospectus and other documents relating to the merger.

SHAREHOLDERS OF PARKVALE FINANCIAL CORPORATION ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. Corporation has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317 or Parkvale Financial Corporation by contacting Gilbert A. Riazzi, Chief Financial Officer, 4220 William Penn Highway, Monroeville, PA 15146, telephone:
(412) 373-4804.

Participants in the Merger Solicitation

FNB, Parkvale and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Parkvale’s shareholders in connection with the proposed merger. Information concerning such participants’ ownership of Parkvale Financial Corporation common stock will be set forth in the proxy statement/prospectus relating to the merger when it becomes available.